 APPLIED GENETICS SIGNS MARKETING AND SALES AGREEMENT WITH NUTRICION AVANZADA

February 22, 2012  PRNewswire, GeneThera, Inc. (OTCQB: GTHR) announced today that Applied Genetics, GeneThera’s majority owned subsidiary, has entered into an exclusive marketing and sales agreement with Nutrición Avanzada S.A. to market GeneThera’s proprietary Johne’s disease HerdCheck™ Field Collection System (FCS) Molecular Assay. Under the terms of the agreement, Nutrición Avanzada will have exclusive rights to purchase and distribute the FCS in Mexico. ”This agreement is a very critical step forward for Applied Genetics and GeneThera” said Dr. Tony Milici, GeneThera CEO and Interim President of Applied Genetics. ”Nutrición Avanzadas’ extensive distribution network and outstanding reputation throughout Mexico gives Applied Genetics the greatest opportunity for a successful revenue generating operation.”

Sergio Gonzales, President of Nutrición Avanzada stated, “We are very pleased to partner with Applied Genetics and GeneThera to market the Johne’s HerdCheck™ FCS product. There is a very great need in Mexico for a reliable diagnostic test to detect Johne’s disease. This is the only commercial  molecular  test available in Mexico and we do believe that it will have a huge impact with both the ranchers and the dairy industry.” Nutrición Avanzada S.A. is the largest Mexican distributor of animal feed. Applied Genetics is a molecular diagnostic company that focuses on commercializing molecular testing for Johne’s disease in Mexico.

Johne’s Disease is a global, devastating, and incurable disease of dairy cows, sheep and goats caused by a bacterium called Mycobacterium Paratuberculosis sub. Avium, (MAP).  Dairy products contaminated with MAP, are the vehicles by which the infection spreads in the human intestine triggering the onset of Crohn’s disease. Applied Genetics employs the use of GeneThera HerdCheck™ to test and control the spread of Johne’s disease in Mexico. HerdCheck™ is a proprietary molecular diagnostic system based on the use of high throughput robotics and Real time PCR.

About GeneThera, Inc.

GeneThera, Inc. is a molecular biotechnology company located in Westminster, Colorado. The Company's proprietary diagnostic solution is based on a genetic expression assay, GES™ and Johne’s disease management system, HERDCHECK™, designed to function on a highly automated Fluorogenic PCR platform. This platform enables GeneThera to offer tests that are presently not available from other technologies. The GES™ and HERDCHECK™ systems are designed for a host of individual diseases, the current priority being Johne's disease. For more information contact  Dr. Tony Milici at  720- 439-3011.  http://www.genethera.net

This press release contains forward-looking statements, which are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "intends", "believes", and similar expressions reflecting something other than historical fact, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, the ability to secure additional sources of finance, the ability to reduce operating expenses, and other factors described in the Company's filings with the Securities and Exchange Commission. The actual results that the Company achieves may differ materially from any forward-looking statement due to such risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

GeneThera, Inc.